Exhibit 3.1

CERTIFICATE OF FORMATION
OF
VICTORY ACQUISITION I LLC

This Certificate of Formation of Victory Acquisition I LLC (the “Company”) has been duly executed and is being duly filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act, as amended from time to time.

1.  The name of the limited liability company is Victory Acquisition I LLC.

2.  The address of the Company’s registered office in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle, and the name of the registered agent of the Company in the State of Delaware at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned, being an authorized individual of the Company, has duly executed this Certificate of Formation as of this 6th day of August, 2012.

By:	/s/ Peter Fante
Name: Peter Fante
Authorized Person